Westcott Products Corporation

112 Loraine South

Suite 266

Midland, Texas 7970

July 10, 2014

Via EDGAR

John Reynolds, Assistant Director

James Lopez

Adam Turk

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Westcott Products Corporation

Preliminary Information

Statement on Schedule 14C

Filed June 19, 2014

File No. 001-10171

Dear Messrs. Reynolds, Lopez and Turk:

We have received your letter dated July 9, 2014 regarding the Preliminary Schedule14C (the “Information Statement”) filed by Westcott Products Corporation (the “Company”) on June 19, 2014. We appreciate your comments, and have addressed them below and in the revised PRE-14C/A that is filed simultaneously with this letter.

Interests of Certain Persons in or Opposition to Matters to be Acted Upon, page 6

1.

Please revise your beneficial ownership table to provide the information as of the most recent practicable date. See Items 403(a) and (b) of Regulation S-K.

RESPONSE:  We have revised the “INTERESTS OF CERTAIN PERSONS IN OR OPPOSITION TO THE NAME CHANGE” section of the Information Statement to include the beneficial ownership table as of June 4, 2014 (the date of the approval of the Name Change) and as of July 9, 2014 (the nearest practicable date). The reason for including both tables, as explained in the Information Statement, is because the majority shareholder of the Company has transferred its shares in the Company to its members on a pro rata basis since the approval of the Name Change. To provide clarity and to prevent confusion, both tables are included in the Information Statement.

2.

Please provide the information required by Item 6(a) of Schedule 14A with respect to your Series A 6% Convertible Preferred Stock. In particular, please clarify whether the Series A Convertible Preferred votes with the common shares or separately. If the preferred and the common vote together, please revise your beneficial ownership table to reflect the overall percentage of your voting shares owned by each listed entity.

RESPONSE: We have added a more detailed description of the voting rights of the Series A 6% Convertible Preferred Stock in the “Action By Written Consent” section of the Information Statement. Holders of the Series A 6% Convertible Preferred Stock have no voting rights (they do not vote together with the common shareholders) but they must affirmatively approve any corporate actions (such as an Amendment to the Articles of Incorporation changing the name of the corporation) by at least 67%. We have not updated the beneficial ownership table to include all of the Series A 6% Convertible Preferred Stock holders because those shares do not have voting rights and there are beneficial ownership limitations of 4.99% on those shares. To the extent that beneficial owners of more than 5% of our common stock also own shares of our Series A 6% Convertible Preferred Stock, however, we have updated the beneficial ownership tables to include both the common and preferred shareholdings of those owners.

Westcott Products Corporation

112 Loraine South

Suite 266

Midland, Texas 7970

3.

We note that you report beneficial ownership of 13.2% for Clancy Cottman.  However, we also note your disclosure that as of the date of the written consent, Chisholm Partners II, LLC owned 10,000,000 shares of common stock, which represented 80% of the outstanding shares of your common stock.  We also note that Mr. Cottman is the managing director of Chisholm Partners II, LLC.  Please revise the table to clarify the beneficial ownership of Mr. Cottman and Chisholm Partners II, LLC.  Refer to Exchange Act Rule 13d-3 and Instruction 5 to Item 403 of Regulation S-K.

RESPONSE: We have updated the Information Statement and specifically the footnotes to the three beneficial ownership tables with the purpose and intent of fully disclosing Mr. Cottman’s beneficial ownership of shares and involvement in the Company.

I hereby acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and attention in this matter. Please contact the Company’s corporate counsel, Callie Jones, with any further comments at callie@bcjlaw.com or (801)303-5721.

Sincerely,

/s/ E. Will Gray II

E. Will Gray II

CEO